UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

13 February 2026

Transaction in Own Shares

NatWest Group plc (the "Company") announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ("Ordinary Shares") from Merrill Lynch International ("BofA").

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13-Feb-26	889,690	608.00	573.80	588.56	LSE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to BofA on 25 July 2025, as announced on 28 July 2025.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, the Company will hold 218,209,569 Ordinary Shares in treasury and have 7,981,690,983 Ordinary Shares in issue (excluding treasury shares).

The Company announces that, following the purchase of these shares, the share buyback programme announced on 25 July 2025 has completed. Since the commencement of this buyback programme, the Company has repurchased for cancellation 131,244,323 Ordinary Shares at a volume weighted average price of 571.45 pence per Ordinary Share for a total consideration of £750,000,000.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by BofA on behalf of the Company as part of the buyback programme is detailed in the attached: http://www.rns-pdf.londonstockexchange.com/rns/0291T_1-2026-2-13.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	13 February 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary